SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on February 10, 2020.

By letter dated February 10, 2020,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2019	12/31/2018
Results of the period (three-month period)	1,673	(8,627)
Attributable to:
Shareholders of the controlling company	(4,746)	(6,027)
Non-controlling interest	6,419	(2,600)

2. Other integral results of the period	in million ARS
	12/31/2019	12/31/2018
Other integral results of the period	8,994	2,661
Attributable to:
Shareholders of the controlling company	(713)	769
Non-controlling interest	9,707	1,892

3. Total integral results of the period	in million ARS
	12/31/2019	12/31/2018
Total integral results of the period	10,667	(5,966)
Attributable to:
Shareholders of the controlling company	(5,459)	(5,258)
Non-controlling interest	16,126	(708)

4. Equity details	in million ARS
	12/31/2019	12/31/2018
Share Capital	499	497
Treasury shares	3	5
Comprehensive adjustment of capital stock and of treasury shares	8,554	8,555
Additional paid-in capital	9,325	9,324
Premium for trading of treasury shares	81	81
Legal Reserve	328	327
Special Reserve (Resolution CNV 609/12)	677	4,559
Cost of treasury share	(134)	(818)
Changes in non-controlling interest	(2,569)	(1,980)
Revaluation Surplus	145	653
Conversion reserve	3,381	5,061
Reserve for stocks-based payments	423	412
Special Reserve	-	30,809
Other comprehensive subsidiary results	418	(43)
Reserve for purchase of securities issued by the company	87	77
Other subsidiary reserves	6	17
Retained earnings	(6,273)	(16,689)
Shareholders’ Equity attributable to controlling company’s shareholders	14,951	40,847
Non-controlling interest	68,689	105,639
Total shareholder's equity	83,640	146,486

5. Adjustments of previous results	in million ARS
12/31/2019
Change in the valuation method of investment properties	(1,779)
Attributable to:
Shareholders of the controlling company	(637)
Non-controlling interest	(1,142)

  In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 186,453,604 shares, accounting for 37.34% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

In addition, we report that as of December 31, 2019, after deducting Inversiones Financieras del Sur S.A. and Agroinvestment S.A’s interest and the treasury shares, the remaining shareholders held 312,909,374 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 62.66% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended December 31, 2019:

●
Net result for the first half of fiscal year 2020 recorded a gain of ARS 1,673 million compared to a loss of ARS 8,627 million in the same period of fiscal year 2019 mainly explained by higher results from changes in the fair value of investment properties in the Argentine business center and the result from the deconsolidation of Gav- Yam, due to the loss of control, in the Israel business center through IRSA, offset among other effects, by the loss from exchange rate differences in Argentina.

●
Net result attributable to the controlling shareholder registered a loss of ARS 4,746 million compared to a loss of ARS 6,027 million in the first half of 2019.

●
Adjusted EBITDA for the period reached ARS 14,227 million, of which ARS 2,601 million come from the agricultural business due to higher productive results of sugarcane activity offset by lower results from farmland sales and ARS 11,626 million come from the urban properties and investments business (IRSA).

●
A 2020 campaign with good weather conditions is projected in the region in which we expect to plant approximately 269,000 ha.

●
On November 14, the company has distributed among its shareholders 13,000,000 treasury shares, representing 2.6% of the share capital.

●
As a subsequent event, our subsidiary Brasilagro has concluded the merge transaction with Agrifirma, adding 28,930 hectares to its portfolio.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 11, 2020